FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Annual Stockholders' Meeting

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of registrant’s Name into English)

Intershop Tower
07740 Jena
Federal Republic of Germany
(011) 49-3641-50-0
(Address and Telephone Number of registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Intershop Stockholders Approve of All Resolutions

“Unified Commerce Management” Strategy to Enhance Sales

Jena, Germany, May 28, 2003 – Stockholders of Intershop Communications AG (Prime Standard: ISH1, Nasdaq ISHP), the market leader in Unified Commerce Management, today voted strongly in favor of the resolutions presented by the Management Board and the Supervisory Board.

Stephan Schambach, Chief Executive Officer, highlighted the strategic measures Intershop has implemented: “In 2002 we reached essentially all strategic goals and laid the foundation for Intershop’s corporate repositioning. On the basis of our ‘Unified Commerce Management’strategy developed in 2002, we will focus on generating high-margin license revenue in 2003. Today, Intershop is essentially debt-free, offers highly innovative software products, and - with a global network of partners - serves first-class customers around the world.”

The core resolutions approved at Intershop’s fifth annual stockholders’meeting since its initial public offering in 1998 included formally approving the actions of the members of the Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat), electing new members of the Supervisory Board, and extending the authorization to purchase or sell the Company’s own stock. All resolutions were accepted by at least 98% of the capital represented at the meeting. Approximately 480 stockholders attended the annual stockholders’meeting held at the CCNW convention center in Weimar, Germany. About 17% of common stock was represented at the meeting.

Parts of the meeting were broadcast live on the Internet, and a replay of the meeting will be available at www.intershop.com.

Investor Relations and Press:
Klaus F. Gruendel
T: +49-40-3641-50-1307
F: +49-40-3641-50-1009
k.gruendel@intershop.com

About Intershop

Intershop Communications (Nasdaq: ISHP; Prime Standard: ISH1) is the market leader in Unified Commerce Management, which can create strategic differentiation for companies by integrating e-commerce processes across the extended enterprise. Intershop Enfinity, based on the best practices of Unified Commerce Management, enables companies to manage multiple business units from a single commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies can achieve a higher return on investment at a lower total cost of ownership, increasing the lifetime value of customers and partners. Intershop has more than 300 enterprise customers worldwide in a broad range of industries, including multichannel retail and high technology. Customers including Hewlett-Packard, Bosch, BMW, TRW, Bertelsmann, Otto and Homebase have selected Intershop's Enfinity as the cornerstone of their global e-commerce strategies. More information about Intershop can be found on the Web at http://www.intershop.com.

This news release contains forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, significant dependence on large single customer deals, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, and general economic conditions. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Form 20-F dated May 27, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: May 28, 2003	By: /s/ Stephan Schambach
Stephan Schambach
Chief Executive Officer
(Vorstandsvorsitzender)